Exhibit 99.3

8 th Floor, 100 University Avenue Toronto, Ontario M 5 J 2 Y 1 www . computershare . com Form of Proxy - Annual General and Special Meeting to be held on June 26, 2023 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 01X0GA Fold Fold 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 9:00 am, Pacific Time, on June 22, 2023. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! • Call the number listed BELOW from a touch tone telephone. 1 - 866 - 732 - VOTE (8683) Toll Free • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com. To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically To Virtually Attend the Meeting • You can attend the meeting virtually by visiting the URL provided on the back of this document. Security Class Holder Account Number

01. Peter Barnes For Withhold 04. Selma Lussenburg 07. Dale Peniuk 02. Tim Baker For Withhold 05. Daniel MacInnis 08. George Paspalas 03. Jill Leversage For Withhold 06. Susan Mathieu Fold Fold If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. M G S Q 349315 A R 1 01X0HA Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. Signature of Proxyholder I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management. MM / DD / YY Date Signature(s) 2. Appointment of Auditors Appointment of Deloitte LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration. For Withhold 3. Advisory Vote on Executive Compensation – Voluntary Adoption of “Say on Pay” To consider and, if deemed advisable, approve a non - binding advisory resolution to accept the Company’s approach to executive compensation. 5. Renewal of Unallocated Entitlements under the Share Unit Plan To consider and, if deemed advisable, pass an ordinary resolution to approve the renewal of the unallocated share units, rights and other entitlements under the Company’s amended and restated share unit plan. For Against For Against 4. Renewal of Unallocated Entitlements under the Option Plan To consider and, if deemed advisable, pass an ordinary resolution to approve the renewal of the unallocated stock options, rights and other entitlements under the Company’s third amended and restated stock option plan. For Against For Against 6. Renewal of Unallocated Entitlements under the DSU Plan To consider and, if deemed advisable, pass an ordinary resolution to approve the renewal of the unallocated deferred share units, rights and other entitlements under the Company’s third amended and restated deferred share unit plan. Note: If completing the appointment box above YOU MUST go to http://www.computershare.com/MAGSilver and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General and Special Meeting of shareholders of the Company to be held online at https://meetnow.global/MYW6SYQ on June 26, 2023 at 9:00 am, Pacific Time and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Election of Directors Appointment of Proxyholder I/We being holder(s) of securities of MAG Silver Corp. (the “Company”) hereby appoint: Peter Barnes, or failing this person, George Paspalas, or failing this person, Fausto Di Trapani, or failing this person, Jill Neff (the “Management Nominees”) Print the name of the person you are appointing if this person is someone OR other than the Management Nominees listed herein. Information Circular - Mark this box if you would like to receive the Information Circular by mail for the next securityholders’ meeting .